UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES OBTAINING 130-MILLION-DOLLAR CREDIT

Moscow, Russia — November 10, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the signing of a long-term framework agreement with Sberbank of Russia on providing a loan to Mechel
Trading AG.
Sberbank of Russia provides Mechel Trading AG with a framework credit line totaling 130 million US dollars for a period of three years and within its framework, separate credit lines carrying a 1-year tenor. Mechel OAO and
Chelyabinsk Metallurgical Plant OAO act as guarantors of the facility.
“Mechel Group’s Russian enterprises have a good, strong relationship with our longstanding partner Sberbank of Russia. This credit line takes that relationship further and extends it to Mechel Group’s foreign subsidiaries.
Despite the current volatility of financial markets, we managed to obtain financing on attractive terms, which demonstrates the quality of our partnership and the high level of the bank’s trust in the company. These funds will be used to finance Mechel Trading AG’s current operations, including pre-export financing,” Mechel OAO’s Chief Financial Officer Stanislav Ploschenko said.
 “Over a long history of cooperation Sberbank of Russia and Mechel Group built strong partnership ties. The signed agreement on financing for Mechel Trading AG demonstrates our plans for developing long-term cooperation with Mechel Group both on the Russian and the foreign markets,” said Tatyana Sakharova, Sberbank of Russia’s Managing Director and Chief of Credit and Project Financing in the
Corporate Clients Department.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 10, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO